Contact

www.linkedin.com/in/doron-eldar-a9b77085 (LinkedIn)

Top Skills

Entrepreneurship
Marketing Strategy
Business Development

Languages

Hebrew
English
Thai

Doron Eldar

Partner at SIBF VC
Melbourne, Victoria, Australia

Summary

Dynamic and result-focused entrepreneur with over 10 years senior leadership experience in deploying new business models, expanding channels, formulating effective GTM strategies and driving market awareness, strong BizDev skills. Serving in various managing positions in startups and public companies.

Experience

SIBF VC
Partner
May 2019 - Present (3 years 6 months)
Melbourne, Australia

SIBF Fund is a VC specializes in identify companies with unique potential and breakthrough technologies, invest in them, and lead them hand-in-hand to the next stage.
We combine our expertise, strategy, and connections with hands-on experience that will ensure that our tech companies are expertly run.
At SIBF, we support visionary founders and offer them a bridge – both financially and strategically – towards scaling up.

Dotz Tech
Executive Director
December 2019 - Present (2 years 11 months)
Melbourne, Australia

Dotz (ASX: DTZ) is a technology leader in research, production and marketing of graphene quantum dots.
Its unique products ValiDotz, BioDotz, Fluorensic and InSpec are exceptional solutions for numerous applications, such as: bio-imaging, liquids tagging, lubricants and DEF authentication, diagnostic, polymers tagging, anti-counterfeiting and brand protection.
To learn more about Dotz, please visit: www.dotz.tech

Electriq~Global
Non Executive Director

June 2021 - Present (1 year 5 months)

Electriq Global ("Electriq") is upping the ante. Its hydrogen-rich, zero emission Electriq Fuel is inert, safe, energy efficient, easy to transport, recyclable and with a best-in-class energy density.
Each component of the Electriq ecosystem is tested and proven, with only upscaling and development required to bring the solution to market. Together with market and regulatory tailwinds, Electriq is positioned to accelerate the new Hydrogen Economy.

Xerient Pharma
Non Executive Director
September 2021 - Present (1 year 2 months)

Xerient focused on unmet needs in cancer treatment, particularly in abdominal/GI cancers through novel treatments and diagnostic technologies

BIGVU - Video Marketing
Board Member
September 2018 - Present (4 years 2 months)
Greater New York City Area

BIGVU is a new and simple way to create business videos. With BigVu AI technology, anyone can create pro-quality videos within minutes.

BridgerPay
Non Executive Director
August 2021 - Present (1 year 3 months)

BridgerPay is a payments orchestration Paas that boosts online businesses' payments capabilities with a single API, dynamic checkout, and a unique admin interface to manage all transactions, routes and rules of the business in real-time. Bridger built a bridge between merchants and payment providers to save the merchants the tech resources required to manage multiple payment providers, save failed transactions and cart abandonment by utilizing our proprietary cascading model and improve the overall operation and customer service for online merchants.

Livia
Board Member
June 2021 - Present (1 year 5 months)

Livia is making the first scientifically proven wearable solution for period pain. Livia's main product is an off Switch for Menstrual Pain. It works instantly, It's simple to use and scientifically proven.

Livia is FDA and CE approved.

OXen9

5 years 2 months

Venture Partner

October 2018 - Present (4 years 1 month)

Israel

OXen9 is an incubator for startups and co-working offices.

We Fostering and developing start-ups to increase valuation and reach their next major milestones.

Executive Vice President

September 2017 - October 2018 (1 year 2 months)

Israel

Atlas Social Investments

5 years 2 months

Non Executive Director

September 2020 - Present (2 years 2 months)

Israel

Vice President Product Marketing

September 2017 - August 2020 (3 years)

Israel

Atlas is a SaaS company developing an innovative solution for increased funding sources and for managing all process in an efficient, simple, and progressive manner.

https://atlas.org.il/en/

Streets Hub

Managing Director

November 2017 - April 2018 (6 months)

Rehovot Area, Israel

Streets Hub is an accelerator (NPO) which focuses on binding Rehovot, the ‘city of science and culture, to the ‘Start-Up nation, Israel’s economic growth engine.

Piri

4 years 9 months

Board Member
August 2017 - April 2018 (9 months)

Founder & CEO
August 2013 - July 2017 (4 years)
12 Peres St. Rehovot

Piri (acquired by Sella Group) is a mobile app that allows people to group according to their general interests and easily form purchase groups to harness the power of the members to obtain significant discounts. We developed a technology that manages vendor bids in real-time and gets you the best offer.

Jerusalem wineries
Sales Manager
July 2008 - August 2013 (5 years 2 months)

Managed daily operations, sales management, sales growth, training, leadership training.

Green Tech Solar
Project Manager
January 2010 - June 2011 (1 year 6 months)

Founded a $3M solar project in the Negev of Israel.

Education

University of California, Irvine - The Paul Merage School of Business
Executive Leadership · (2016 - 2016)

The Open University of Israel
Bachelor's degree, Business/Managerial Economics